EXHIBIT 99.1

Skeena Gold & Silver Releases Construction Video Update for Eskay Creek

VANCOUVER, British Columbia, Feb. 17, 2026 (GLOBE NEWSWIRE) -- Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena Gold & Silver”, “Skeena” or the “Company”) is pleased to share a construction video update for its 100%-owned Eskay Creek Gold-Silver Project (“Eskay” or the “Project”). This six-minute video features members of Skeena’s leadership team, including Executive Chairman Walter Coles, President & CEO Randy Reichert, VP of Operations Kyle Foster, and VP of Project Engineering & Construction Andrew Osterloh.

The video provides investors with a firsthand look at construction progress at site and the disciplined efforts of the Management team to deliver the project safely, efficiently, and on schedule.

The video is available here, on the company website and social media channels.

About Skeena

Skeena is a leading precious metals development company focused on advancing the fully permitted Eskay Creek Gold-Silver Project, located in British Columbia’s Golden Triangle, Canada. The Company is progressing Eskay Creek towards initial production and cash flow in the second quarter of 2027. Once in operation, Eskay Creek is expected to be one of the world’s highest-grade and lowest-cost open-pit precious metals mines, with significant silver by-product production that exceeds the output of many primary silver mines. Skeena is committed to responsible and sustainable mining while maximizing the value of its mineral resources to generate long-term shareholder returns.

On behalf of the Board of Directors of Skeena Gold & Silver,

Walter Coles Executive Chairman	Randy Reichert President & CEO

For further information, please contact:
Galina Meleger
Vice President Investor Relations
E: info@skeenagold.com
T: 604-684-8725
W: www.skeenagoldsilver.com

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Skeena’s Corporate Head office is located at Suite #2600 – 1133 Melville Street, Vancouver BC V6E 4E5

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the progress of development at Eskay, including the construction budget, schedule and required funding in respect thereof; the timing for and the Company's progress towards commencement of commercial production; and the results of the Definitive Feasibility Study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2024, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 31, 2025. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather, expectations regarding the continued validity of the Project’s permits and environmental assessment certificate, as well as potential outcomes of any related current or future legal challenges; and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2024, its most recently filed interim MD&A, the AIF dated March 31, 2025 the Company’s short form base shelf prospectus dated March 19, 2025, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.